UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-38024

BeyondSpring Inc.

BeyondSpring Inc.
28 Liberty Street, 39th Floor
New York, New York 10005
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Ramon Mohanlal M.D., Ph.D. has left BeyondSpring Inc. (the “Company”) and stopped serving as the Chief Medical Officer and Executive Vice President of Research and Development of the Company and on the Company’s Board of Directors (the “Board”), effective February 16, 2023. Dr. Mohanlal’s departure is not the result of any disagreement with the Company or the Board on any matter relating to the Company’s operations, policies or practices.

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form F-3, File No. 333-257639 and File No. 333-249816, and the Registration Statements on Form S-8, File No. 333-216639 and File No. 333-240082, of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BeyondSpring Inc.
	By:	/s/ Lan Huang
Name: Lan Huang
Title: Chairperson and Chief Executive Officer
Date: February 24, 2023